February 7, 2001

                           EAST COAST BEVERAGE CORP.


1750 University Drive
Suite 205
Coral Springs, Florida 33071

This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of East Coast Beverage Corp. (the "Company") of up to 10,940,730 shares of common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the shares of common stock to be sold by the selling shareholders have been lawfully issued and such shares are fully paid and non-assessable shares of the Company's common stock.


Very truly yours,
HART & TRINEN
William T. Hart